

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re: Ally Financial Inc.**
> **Amendment No. 6 to the Registration Statement on Form S-1**
> **Filed April 12, 2012**
> **File No. 333-173198**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-03754**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.   In order to provide a more balanced disclosure regarding your company, please supplement your summary presentation presented under the sub-heading "Our Strengths" with a discussion of the significant challenges that you face. These challenges appear to include the impact of the new capital planning and stress test regime, your changing relationship with the auto companies, and the financial struggles of your ResCap subsidiary.

Risk Factors, page 18

Our business and financial condition could be further adversely affected as a result of mortgage foreclosures…, page 19

2.   It appears that the Commonwealth of Massachusetts has limited its settlement with Ally so that it does not cover "claims related to MERS." Please explain how the Commonwealth may have a claim related to your use of MERS, the amount of mortgages that Ally or its subsidiaries issued which have been titles using MERS, and tell us whether management considered that the risks associated with MERS title claims warrant a separate risk factor discussion.

We are subject to new capital planning and systemic risk regimes…, page 20

3.   The risk factor section must provide investors with sufficient information in order to put the risk in context. Please clarify this risk factor, or add a separate risk factor, to disclose that under the Federal Reserve's stress test, Ally was not able to meet the required minimum capital ratio necessary to pass the test. Also, please disclose that under the test scenario, Ally's Tier 1 capital fell to 4.4%.

We have extensive financing and hedging exposures to ResCap…, page 29

4.   We note that you have extended your secured funding of ResCap through May 14, 2012 and have terminated the unsecured portion of your funding. Please tell us about the extent to which Ally has any other credit exposure, including inter-company transfers or net settlement arrangements.

5.   In order to help us understand the potential liability that Ally might have to creditors of ResCap in the event of a bankruptcy filing by ResCap, please also provide us with a schedule of ResCap's currently outstanding debt and other creditor relationships, including the date or origination and the originating debtor. Finally, please tell us about how the mortgage operations were held during the 2004-2008 period, including any transactions that Ally or its predecessors made to move mortgage assets into ResCap.

Certain of our mortgage subsidiaries have been, and will likely continue to be, required to repurchase mortgage loans for losses…, page 30

6.   If material, add a risk factor that separately discusses the risks associated with possible liability for representations and warranties issues for mortgages sold to private label MBS, as discussed on pages F-145 - 149.

<u>A failure of or interruption in, as well as, security risks. . . , page 37</u>

7.   You disclose that you rely heavily upon communications and information systems to conduct your business and that these systems may present security risks and could be susceptible to hacking or identity theft. We note reports that the prevalence of cyber attacks, including denial of service attacks and attacks that have resulted in the loss of customer data, has increased. Please tell us whether you have experienced cyber attacks in the past. If so, please revise your risk factor disclosure and your operational risk disclosure on page 118 to disclose that you have experienced such cyber attacks in order to provide the proper context for your disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

<u>Management's Discussion and Analysis, page 53</u>

8.   On page 53, you discuss your re-entry into providing auto financing to the "lower credit tiers." Please tell us the extent to which lower credit tier financing has increased since the end of 2011, including any impact upon your average borrower FICO score. If this portion of your operations has materially changed after the end of the year, consider revising your disclosure in the Summary and Risk Factors section, as appropriate.

<u>Mortgage, page 54</u>

9.   We note your revised disclosure in response to prior comment 1 in our letter dated December 22, 2011. Please further revise to provide management's view of the likelihood that Ally will be able to increase retail and direct mortgage production so that profitability is not affected by the decrease in correspondent lending.

<u>Consolidated Results of Operations, page 62</u>

10.   On page 64, you indicate that one of the key metrics that management considers is the efficiency ratio, and you provide an analysis of expense controls implemented in 2010. However, your efficiency ratio increased from 79.21% in 2010 to 95.29% in 2011. Please revise this disclosure to explain the changes in 2011 over 2010 that increased your costs as a percentage of income and discuss any change in focus away from cost control as part of your overall strategy.

<u>Automotive Financing Operations, page 66</u>

11.   On April 25, 2012 you filed an Item 1.02 8-K that disclosed that Chrysler had provided you with a notice of non-renewal of your exclusivity privileges. This means that the agreement with Chrysler will expire April 30, 2013. If material, revise your management's discussion to provide management's view of the impact of the non-renewal upon your auto financing operations, as well as your overall business strategy.

Please make conforming changes to the Summary and consider appropriate risk factors disclosure.

Market Risk, page 116

12.   In your discussion of your interest rate risk exposure, your testing is based upon parallel changes in market rates. However, we note your disclosure on page 34 that you are highly dependent upon your credit ratings in terms of your access to, and the cost of, debt funding. Please tell us whether you conduct any evaluation of the impact on your financial condition as a result of an increase in your cost of funds, without a corresponding change to the rates of returns for your main asset classes.

Capital Planning and Stress Test, page 127

13.   Revise this section to disclose the material actions that Ally must take to comply with the provisions of your revised capital plan that was submitted to the Federal Reserve in response to the March 13, 2012 stress test results. Also, revise your disclosure to provide management's view regarding any material effects on your financial condition, or results of operations, as a result of the actions you have taken or expect to take in implementing your capital plan. Provide revised risk factor disclosure as appropriate.

Executive Compensation

Substantial Conformance with Federal Reserve Guidance..., page 192

14.   You disclose management's belief that Ally's incentive compensation practices are in "substantial conformance" with the Federal Reserve guidance for all NEOs, other executive officers and other employees. Please revise to disclose in greater detail what you mean by "substantial conformance."

Offering Prospectus Back Cover Page

15.   Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

16.   Please revise your future Form 10-K filings to address the above comments as applicable.

<u>Item 11. Executive Compensation, page 239</u>

17.   Please revise future filings to discuss the 2011 Incentive Compensation Plan, 2011 Executive Performance Plan, Employee Stock Purchase Plan and 2011 Non-Employee Directors Equity Compensation Plan, as you have done in the Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
       Richard A. Drucker, Esq.
         Davis Polk & Wardwell LLP